UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CV THERAPEUTICS, INC.

(Name of Subject Company)

CV THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Tricia Borga Suvari

Senior Vice President and General Counsel

3172 Porter Drive, Palo Alto, CA 94304

(650) 348-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan C. Mendelson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600	Barry A. Bryer Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is CV Therapeutics, Inc., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office are 3172 Porter Drive, Palo Alto, CA 94304, (650) 348-8500.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the Common Stock, par value $0.001 per share, of the Company (the “Shares”). As of March 9, 2009, there were 64,365,888 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 (“Subject Company Information”) above, which information is incorporated by reference herein. The Company’s website is www.cvt.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this statement.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Sturgeon Acquisition, Inc. (“Purchaser”), a direct wholly-owned subsidiary of Astellas US Holding, Inc. (“Astellas US”) and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas Pharma” and, any or all of Astellas Pharma, Astellas US, Purchaser or their subsidiaries, “Astellas”), pursuant to which Purchaser has offered to purchase all issued and outstanding Shares of the Company, at a price of $16.00 per Share (the “Astellas Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 and related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Astellas Offer”). The Astellas Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Astellas Pharma, Astellas US and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 27, 2009.

According to the Schedule TO, the business address and telephone number for Astellas Pharma are 2-3-11 Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan, +81-3-3244-3000 and the business address and telephone number of Astellas US and Purchaser are Three Parkway North, Deerfield, Illinois 60015, (847) 317-8800.

Merger.

According to the Schedule TO, Purchaser has commenced the Astellas Offer as the first step in its plan to acquire all of the outstanding Shares, pursuant to which, after completion of the Astellas Offer, if successful, Astellas Pharma and Purchaser intend to have Purchaser, or another direct or indirect wholly-owned subsidiary of Astellas Pharma, consummate a second-step merger or similar business combination with the Company (the “Merger”). According to the Schedule TO, pursuant to the Merger, Purchaser would acquire all of the Shares not purchased pursuant to the Astellas Offer (subject to limited exceptions as described in the Astellas Offer) at the highest price per share paid by Purchaser pursuant to the Astellas Offer (without interest and less applicable withholding taxes).

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Astellas, its affiliates, officers or directors or any failure by Astellas to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the excerpts from the Company’s Definitive Proxy Statement filed April 28, 2008 (the “2008 Proxy Statement”) filed as Exhibit (e)(1) to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Astellas or its executive officers, directors or affiliates.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company and Astellas.

Astellas Collaboration Agreement and Standstill.

In July 2000, the Company entered into a license and collaboration agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) to develop and market second generation pharmacologic myocardial perfusion imaging stress agents (the “Astellas Collaboration Agreement”). The current party to the Astellas Collaboration Agreement with the Company is Astellas US LLC, a subsidiary of Astellas US and the successor-in-interest to Fujisawa. Under this agreement, Astellas received exclusive North American rights to regadenoson, a short acting selective A 2A-adenosine receptor agonist, and to a backup compound. In connection with the entry into the Astellas Collaboration Agreement, the Company received $10.0 million from Astellas consisting of a $6.0 million up-front payment, and $4.0 million for the sale of Shares to Astellas pursuant to the Stock Purchase Agreement described below. In addition, under the Astellas Collaboration Agreement, Astellas reimbursed the Company for 75% of the Company’s development costs and the Company reimbursed Astellas for 25% of Astellas’ development costs for the development program that led to approval of the product by the United States Food and Drug Administration (the “FDA”) in the United States in April 2008. The product is currently marketed by Astellas in the United States under the name Lexiscan® for use as a pharmacologic stress agent in myocardial perfusion imaging studies in patients unable to undergo adequate exercise stress. In May 2008, the Company received a $12.0 million milestone payment from Astellas in connection with FDA approval of Lexiscan®. Astellas is now responsible for the development, manufacturing and commercialization of Lexiscan® in North America. The Company receives a royalty based on product sales of Lexiscan® and may receive a royalty on another product sold by Astellas.

In connection with the Astellas Collaboration Agreement, the Company and Fujisawa entered into a stock purchase agreement in July 2000 (the “Stock Purchase Agreement”). The current party to the Stock Purchase Agreement with the Company is Astellas US LLC, as the successor-in-interest to Fujisawa. Pursuant to the Stock Purchase Agreement, the Company sold $4.0 million of Shares to Astellas. As a material term of and an inducement to the entry into the Stock Purchase Agreement and the Astellas Collaboration Agreement, the parties agreed to a “standstill” provision in the Stock Purchase Agreement (the “Astellas Standstill”), whereby Fujisawa (and currently Astellas US LLC) agreed not to purchase, and to ensure that none of its affiliates purchases, any additional Shares. Because the Company, through the Astellas Collaboration Agreement, shared sensitive and confidential information with Astellas, the Astellas Standstill was intended to prevent Astellas from using non-material and non-public information to determine the actual or potential value of the Company in an effort by Astellas to acquire the Company.

The Astellas Standstill remains in effect until the first anniversary of the expiration or termination of the Astellas Collaboration Agreement.

Astellas may terminate the Astellas Collaboration Agreement for any reason on 90 days prior written notice. In addition, the Company or Astellas may terminate the Astellas Collaboration Agreement in the event of a material uncured breach.

Additional details regarding the Astellas Collaboration Agreement and the Stock Purchase Agreement may be found in the respective texts of the Astellas Collaboration Agreement and the Stock Purchase Agreement, which are included as Exhibits (e)(2) and (e)(3) hereto, respectively, and incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the 2008 Proxy Statement under the headings, “2007 Director Compensation Table;” “Equity Compensation Plan Information;” “Security Ownership of Certain Beneficial Owners and Management;” “Performance-Based Compensation;” “Discretionary Long-Term Equity Incentive Awards;” “Change-in-Control and Severance Provisions;” “2007 Summary Compensation Table;” “2007 Grants of Plan-Based Awards Table;” “2007 Outstanding Equity Awards at Fiscal Year-End Table;” “2007 Option Exercises and Stock Vested Table;” “2007 Nonqualified Deferred Compensation Table;” and “2007 Potential Payments Upon Termination Or Change of Control Table.”

Cash Consideration Payable Pursuant to the Astellas Offer.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Astellas Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 12, 2009, the directors and executive officers of the Company beneficially owned, in the aggregate, 3,463,933 Shares. If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Astellas Offer and those Shares were accepted for purchase and purchased by Astellas, the directors and officers would receive an aggregate of $14,018,169 in cash.

Change in Control and Severance Provisions.

The Company’s Chairman and Chief Executive Officer, pursuant to his employment agreement, and the Company’s other executive officers, pursuant to the Company’s 2000 Equity Incentive Plan (the “2000 Incentive Plan”) and certain executive severance agreements, are entitled to the accelerated vesting and exercisability of certain equity incentive awards, including certain options and restricted stock units, in the event of a change of control of the Company, such as would occur if the Astellas Offer were successfully completed, and accelerated vesting and exercisability of all equity incentive awards, including options and restricted stock units, severance payments and other benefits in the event of termination of employment under certain circumstances following the change of control, each as more fully described below and in Exhibit (e)(4) to this Schedule 14D-9 (and incorporated by reference into this Item 3).

Director Compensation.

Cash Compensation.

The Company’s non-employee directors receive an annual retainer of $30,000 and a payment of $5,000 per meeting for each of the regularly scheduled meetings of the board of directors (the “Board of Directors”) attended (or $1,000 for attendance by telephone). Members of the Audit Committee (the “Audit Committee”), Compensation Committee (the “Compensation Committee”) and Nominating and Governance Committee (the “Nominating and Governance Committee”) each receive an additional annual retainer of $10,000 for each committee on which the member serves, except that the chair of each of the Audit Committee, Compensation Committee and Nominating and Governance Committee receives an additional annual retainer of $25,000, $20,000 and $15,000, respectively. The Company’s lead outside director receives an additional annual retainer of

$15,000. Directors are also reimbursed for reasonable expenses in connection with attendance at Board of Directors and committee meetings. For each Board of Directors member, the aggregate total annual retainer owed to such member of the Board of Directors is paid in quarterly installments each year. The Company’s Chairman and Chief Executive Officer is not separately compensated for his services as a director.

Equity Compensation.

The Company has a non-employee director equity compensation policy (the “Director Equity Policy”), under which the Company’s non-employee directors automatically receive grants of stock awards under the 2000 Incentive Plan.

Under the Director Equity Policy, each non-employee director initially elected to be a non-employee director by the Board of Directors or stockholders will, upon such initial election, automatically be awarded an option to purchase 25,000 Shares of common stock with an exercise price equal to 100% of the fair market value on the date of grant. Additionally, at each annual meeting of stockholders at which directors are elected thereafter, each existing non-employee director will automatically be awarded an option to purchase 15,000, or, in the case of the Company’s lead outside director, 22,500, additional Shares with an exercise price equal to 100% of the fair market value on the date of grant. Grants of stock options to the Company’s non-employee directors are made under the 2000 Incentive Plan. The vesting and exercisability of stock options held by non-employee directors fully accelerates no less than five days prior to the closing of a change of control, such as would occur if the Astellas Offer were consummated.

The following table sets forth the positive difference in value between the Astellas Offer Price and the exercise prices (the “Spread Value”) of the stock options held by the Company’s directors as of March 9, 2009:

Name	Spread Value Of Vested Options	Spread Value Of Unvested Options	Total Spread Value Of Options
Santo J. Costa	$149,475	$27,225	$176,700
Joseph M. Davie, M.D., Ph.D.	126,300	27,225	153,525
Thomas L. Gutshall	149,475	27,225	176,700
Kenneth B. Lee, Jr.	190,313	40,838	231,150
Thomas E. Shenk, Ph.D.	126,300	27,225	153,525

2000 Incentive Plan.

Executive officers of the Company participate in the 2000 Incentive Plan. The 2000 Incentive Plan provides that each outstanding equity incentive award under the plan shall automatically become fully vested and/or exercisable with respect to all of the Shares subject thereto no less than five days prior to the closing of a change of control of the Company and all shares of common stock subject to outstanding restricted stock units under the 2000 Incentive Plan shall automatically be distributed to holders thereof no less than five days prior to the closing of a change of control of the Company. The Astellas Offer, if successfully completed, would constitute a change of control for purposes of the Incentive Plan.

The following table sets forth the Spread Value of the stock options and value of restricted stock units held by executive officers based on the Astellas Offer Price:

Name	Spread Value of Vested Options	Spread Value of Unvested Options	Value of Vested but Unreleased RSUs	Value of Unvested RSUs	Total
Louis G. Lange, M.D., Ph.D.,	$2,630,315	$2,125,305	$806,096	$4,122,096	$9,683,812
Chairman and Chief Executive Officer

Daniel K. Spiegelman,	773,363	520,313	33,328	931,680	2,258,683
Senior Vice President and Chief Financial Officer

Brent K. Blackburn, Ph.D.,	773,363	520,313	33,328	931,680	2,258,683
Senior Vice President, Drug Discovery and Development

Tricia Borga Suvari, Esq.,	702,363	520,313	33,328	931,680	2,187,683
Senior Vice President, General Counsel and Secretary

Lewis J. Stuart,	568,140	520,313	18,000	836,608	1,943,060
Senior Vice President, Commercial Operations

Executive Severance Arrangements.

The Company has entered into an executive severance arrangement with its Chairman and Chief Executive Officer in the Employment Agreement discussed below, as well as executive severance agreements with each of its other executive officers.

The executive severance agreements with each executive officer (other than the Chairman and Chief Executive Officer) provide that, in connection with a change of control of the Company (as would occur if the Astellas Offer were to be successfully completed), all outstanding stock options held by the executive officer will automatically become fully vested and exercisable.

In addition, under the executive severance agreements with each of the Company’s executive officers (other than the Chairman and Chief Executive Officer), if the executive officer’s employment with the Company is terminated without Cause (as defined in the executive severance agreements) by the Company or the executive officer experiences a Constructive Termination (as defined in the executive severance agreements) within 13 months following a change of control of the Company, the executive officer is entitled to receive severance benefits, including the following: 18 months of the executive officer’s base salary at the time of termination and 150% of the executive officer’s annual bonus (if any) in the year prior to the change of control; 18 months continued health benefits; and in the event that any benefits would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, an additional gross-up payment sufficient to cover all excise taxes on such benefits as well as all taxes on the gross-up payment itself. Executives must execute a general release of claims against the Company in order to be eligible to receive severance under the executive severance agreements. The Astellas Offer, if consummated, would constitute a change of control for purposes of these severance agreements.

CEO Employment Agreement.

The Company entered into an amended and restated Employment Agreement (the “Employment Agreement”) with its Chairman and Chief Executive Officer, Dr. Louis G. Lange, M.D., Ph.D., on December 1, 2007 that provides for Dr. Lange to serve as the Company’s Chairman of the Board, Chief Executive Officer and Chief Science Officer.

Base Salary, Bonus, and Long-Term Incentive and Equity Compensation Awards.

Under the Employment Agreement, the Company has agreed that it shall continue compensating Dr. Lange while he is employed as Chief Executive Officer in the same manner that it has done during his past and present employment with the Company. The Employment Agreement further provides that Dr. Lange is to receive a minimum annual salary of $700,000, and that the Compensation Committee shall review Dr. Lange’s base salary and annual bonus compensation in relation to the Company’s peer group and Dr. Lange’s principal peers, and in relation to his performance; as a result of these evaluations, the Compensation Committee may increase Dr. Lange’s base salary and annual bonus compensation from time to time.

Term, Termination, Severance and Change of Control.

The Employment Agreement has an eight-year term from December 2005, provided that either the Company or Dr. Lange may terminate his employment at any time and for any reason. In the event of such a termination by the Company without Cause or a resignation by Dr. Lange for Good Reason (as these terms are defined in the Employment Agreement), or if Dr. Lange’s employment with the Company ceases due to his death or disability, the Company is required to make severance payments to Dr. Lange (or his beneficiaries) of two times his base salary and average annual bonus (as calculated based on the annual bonuses he received in the three full calendar years prior to the year of termination) as well as a pro rata amount of his target annual bonus for the year of termination, the Company will pay health benefit premiums for Dr. Lange and his family for up to 36 months, and Dr. Lange is entitled to the full vesting of his outstanding stock options, extended exercisability of up to 36 months for his stock options, and one year additional vesting as to his restricted stock unit grants. In the event that any benefits under the Employment Agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company is required to make an additional gross-up payment sufficient to cover all excise taxes on such benefits as well as all taxes on the gross-up payment itself. The Employment Agreement provides that as consideration for the severance payments, as well as any equity grants Dr. Lange may receive from the Company, Dr. Lange will be bound by a non-solicitation and non-competition covenant for a period of one year after termination of employment, a non-disparagement covenant for a period of one year after termination of employment, and a confidentiality covenant. Dr. Lange must also execute a release of claims against the Company in order to be eligible for any severance under the Employment Agreement.

In addition, in the event of a change of control of the Company (as would occur if the Astellas Offer were to be consummated), if Dr. Lange’s employment with the Company ceases within 18 months thereof as a result of a termination of employment by the Company without cause or a resignation by Dr. Lange for good reason, then Dr. Lange would receive all of the benefits described above, except that the Company would be obligated to continue to pay health benefit premiums for up to 24 months, and in the event of any such specified cessation of employment at any time after a change of control of the Company, then Dr. Lange would receive all of the foregoing benefits and, in addition, all of Dr. Lange’s unvested stock options, restricted stock and other equity compensation granted to Dr. Lange would immediately accelerate vesting as to 100% of the Shares subject to such options, restricted stock and other equity compensation.

Additional Benefits.

During the term of the Employment Agreement, Dr. Lange is entitled to receive from the Company a monthly automobile allowance of $1,000, reimbursement of certain expenses of up to $25,000 annually, and supplemental long-term disability insurance providing no less than $10,000 coverage per month in additional coverage.

An estimate of the value of the severance payable to each executive officer if terminated immediately following the consummation of the Astellas Offer is estimated in the table below.

Name	Severance Payments	Bonus Payments	Health Benefits	Equity Acceleration	Total
Louis G. Lange, M.D., Ph.D.	$1,694,000	$2,663,333	$38,014	$6,247,401	$10,642,748
Daniel K. Spiegelman	585,000	360,000	28,058	1,451,993	2,425,051
Brent K. Blackburn, Ph.D.	592,500	337,500	28,058	1,451,993	2,410,051
Tricia Borga Suvari, Esq.	555,000	315,000	18,007	1,451,993	2,340,000
Lewis J. Stuart	499,500	315,000	27,886	1,356,921	2,199,307

Item 4.	The Solicitation or Recommendation.

Solicitation Recommendation.

As described below, upon careful consideration of the Astellas Offer after consultation with the Company’s financial advisors and legal counsel and based on the terms and conditions of the Astellas Offer, the Board of Directors has determined at a meeting on March 11, 2009, that the Astellas Offer undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the other reasons described in more detail below, the Board of Directors recommends that the Company’s stockholders reject the Astellas Offer and not tender their Shares pursuant to the Astellas Offer.

On March 12, 2009, Gilead Sciences, Inc. (“Gilead”), Apex Merger Sub, Inc. (“Gilead Merger Sub”), a wholly-owned subsidiary of Gilead and the Company entered into an Agreement and Plan of Merger (the “Gilead Merger Agreement”), pursuant to which Gilead Merger Sub has agreed to commence a cash tender offer (the “Gilead Tender Offer”) to purchase all of the outstanding Shares at a purchase price of $20.00 per Share (the “Gilead Offer Price”), net to the holder in cash, subject to the terms and conditions set forth in the Gilead Merger Agreement. Following successful completion of the Gilead Tender Offer, in which at least a majority of the Company’s outstanding Shares (as adjusted) are acquired, Gilead Merger Sub would be merged with and into the Company and all Shares (subject to appraisal rights) not purchased in the Gilead Tender Offer would be converted into the right to receive the same price paid in the Gilead Tender Offer (without interest and subject to applicable withholding taxes). See Item 7 (“Purposes of the Transaction and Plans or Proposals”).

If you have tendered your Shares in the Astellas Offer, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, MacKenzie Partners, Inc. (“MacKenzie”) at the address, phone number and email address below.

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Tel: (800) 322-2885 (Toll-Free)

(212) 929-5500 (Collect)

Email: tenderoffer@mackenziepartners.com

Copies of a letter to the Company’s stockholders and a press release communicating the recommendation are filed as Exhibits (a)(2) and (a)(1) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Background of the Astellas Offer.

The Company is a biopharmaceutical company focused primarily on the discovery, development and commercialization of small molecule drugs for the treatment of cardiovascular diseases. The Company applies advances in molecular biology and genetics to identify mechanisms of cardiovascular diseases and targets for drug discovery. In addition to the Company’s several clinical, preclinical and research programs, the Company, in collaboration with its strategic partners, currently promotes and receives royalties on two products that have received FDA approval, Ranexa® (ranolazine extended-release tablets) (“Ranexa”) and Lexiscan®.

As part of its ongoing business strategy, the Company regularly enters into and explores various arrangements with corporate and academic collaborators, licensors, licensees and other collaborative partners.

In July 2000, the Company entered into the Astellas Collaboration Agreement, pursuant to which Astellas is responsible for the development, manufacturing and commercialization of Lexiscan® in North America and the Company receives a royalty based on product sales of Lexiscan®, and may receive a royalty on another product sold by Astellas. In connection with the Astellas Collaboration Agreement, the Company entered into the Stock Purchase Agreement in July 2000, pursuant to which the Company sold $4.0 million of Shares to Astellas. As a material term of and an inducement to the entry into the Stock Purchase Agreement and the Astellas Collaboration Agreement, the parties entered into the Astellas Standstill, pursuant to which Fujisawa (and currently Astellas US LLC, as the successor-in-interest to Fujisawa) agreed not to purchase, and to ensure that none of its affiliates purchases, any additional Shares of the Company. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements – Astellas Collaboration Agreement and Standstill”).

In connection with the Company’s ongoing strategy of seeking collaborative partners, in early 2004, the Company engaged Lazard Freres & Co. LLC (“Lazard”) to assist the Company in connection with a licensing transaction involving Ranexa. Because the Company may from time to time allow such potential collaborative partners access to sensitive due diligence information, the Company also engaged Lazard to assist the Company in analyzing its risk in the event of unsolicited transactions by the Company’s potential or actual collaborative partners (or other persons) on terms that might be less favorable to the Company’s stockholders than would be available in a transaction negotiated with and approved by the Company’s Board of Directors. The agreement with Lazard contained certain fee and exclusivity provisions, which expired by their terms in January 2006.

In March 2005, the Company and Astellas initiated discussions regarding additional collaboration arrangements. These discussions were focused primarily on Ranexa, but also included discussions regarding licensing and marketing arrangements for regadenoson (currently marketed as Lexiscan®) in the European Union and Japan, as well as arrangements regarding certain of the Company’s pipeline products. On April 1, 2005, in connection with these discussions, the Company and Astellas entered into a non-disclosure agreement (the “2005 Astellas Confidentiality Agreement”). These discussions continued from time to time through the next year. On May 1, 2006, the Company and Astellas entered into another non-disclosure agreement (the “2006 Astellas Confidentiality Agreement”) related primarily to discussions focused on potential partnering and collaboration arrangements with respect to certain of the Company’s pipeline products. However, none of the discussions in 2005 and 2006 resulted in any new collaboration arrangements.

In the middle of 2007, the Company and Astellas again discussed additional potential collaboration arrangements and other strategic transactions. In connection with these discussions, on September 26, 2007, Masaki Doi, Ph.D., Vice President of Business Development of Astellas, met with Louis G. Lange, M.D., Ph.D., the Company’s Chairman and Chief Executive Officer, and Kenneth Lee, an independent member of the Board of Directors, in Palo Alto, California. Also present at the meeting were representatives of Lazard, which had been engaged by Astellas after the expiration of Lazard’s agreement with the Company. Representatives of Lehman Brothers (now Barclays Capital, a division of Barclays LLC) were present telephonically to provide advice to the Company. At that meeting, the parties continued to discuss potential collaboration agreements, as well as certain broader strategic transactions, including the acquisition by Astellas of a significant portion of Shares. Astellas also informally expressed interest in transactions that could involve a potential change of control of the Company. However, no formal proposal was made regarding an acquisition of control of the Company by Astellas.

On December 21, 2007, Dr. Lange met with Dr. Doi and Masafumi Nogimori, President and Chief Executive Officer of Astellas, at Astellas’ headquarters in Japan to continue discussing potential collaborative partnering opportunities. At that meeting, Dr. Lange told Dr. Doi and Mr. Nogimori that the Company remained interested in a mutually beneficial collaboration arrangement with Astellas. Dr. Doi and Mr. Nogimori agreed to continue discussions regarding such a collaboration agreement. In the belief that Astellas remained interested in a collaboration agreement, at the request of Astellas, the Company granted representatives of Astellas access to certain sensitive due diligence information regarding Ranexa during the Spring of 2008 for the purpose of facilitating Astellas’ determination as to whether to enter into a collaboration agreement with the Company.

In April 2008, the FDA approved Lexiscan® for use and sale in the United States. In May 2008, under the Astellas Collaboration Agreement, Astellas paid the Company a $12.0 million milestone payment in connection with the FDA’s approval of Lexiscan®.

On June 30, 2008, Mr. Nogimori sent a letter to Dr. Lange expressing appreciation for the generosity and hospitality extended to the Astellas team in connection with its review of due diligence materials related to potential collaboration arrangements. The letter also indicated that despite Astellas’ understanding that the Company was looking for a collaborative partner solely for the European Union and U.S. primary care physician market, Astellas was “weighing a more comprehensive and strategic proposal.” The letter indicated that Astellas would be following up shortly. The text of the June 30, 2008 letter is included as Exhibit (e)(7) of this Schedule 14D-9.

Approximately five months later, on November 14, 2008, the Company received from Astellas an unsolicited non-binding written indication of interest in acquiring the Company at a price of $16.00 per Share in cash (the “First Unsolicited $16.00 Proposal”). The First Unsolicited $16.00 Proposal was subject to a number of conditions, including, among others, satisfactory completion of due diligence by Astellas, approval by Astellas’ board of directors, and a grant by the Company to Astellas of a 45-day period during which the Company would be prohibited from, among other things, directly or indirectly initiating, soliciting, knowingly encouraging or facilitating any proposal with respect to the licensing of, or any collaboration involving, or sale of any interest in any product of the Company. The First Unsolicited $16.00 Proposal also referenced the 2005 Astellas Confidentiality Agreement and indicated that the First Unsolicited $16.00 Proposal was being furnished on a strictly confidential basis, with the instruction that the Company shall not disclose the existence or terms of the First Unsolicited $16.00 Proposal to any third party. The text of the letter referring to the First Unsolicited $16.00 Proposal is included as Exhibit (e)(8) of this Schedule 14D-9.

On November 17, 2008 and November 21, 2008, the Board of Directors met, together with management and the Company’s financial advisors and legal counsel, to review and consider the First Unsolicited $16.00 Proposal. At those meetings, the Board of Directors discussed in detail the First Unsolicited $16.00 Proposal and the outlook for the Company on a stand-alone basis. The Board of Directors reviewed the Company’s financial performance, the Company’s strategic plan, its business prospects and stockholder value creation opportunities (including the opportunities associated with recent FDA approval of a new first line indication for Ranexa, the European Union approval of Ranexa, a recent royalty monetization agreement involving Lexiscan®, initial sales of Lexiscan®, and the Company’s pipeline products), and the short-term premium to the stock price of the Shares represented by the First Unsolicited $16.00 Proposal as compared with the long-term value of the Company. The Board of Directors also received a presentation from representatives of Latham & Watkins LLP (“Latham”), the Company’s legal counsel, regarding the fiduciary and legal duties of the Board of Directors. At the conclusion of the meeting on November 21, 2008, the Board of Directors determined that the First Unsolicited $16.00 Proposal was not in the best interests of the Company and its stockholders.

On November 21, 2008, Dr. Lange sent a confidential letter to Mr. Nogimori informing him of the Board of Directors’ decision to reject the First Unsolicited $16.00 Proposal. The text of this letter is included as Exhibit (e)(9) to this Schedule 14D-9. On December 1, 2008, a representative of Barclays Capital Inc. (“Barclays Capital”), the Company’s financial advisor, confirmed to a representative of Lazard that the Board of Directors fully supported the decision to reject the First Unsolicited $16.00 Proposal and conveyed the Board of Directors’ belief that the Company would create greater value by remaining independent than by accepting the First Unsolicited $16.00 Proposal.

On December 15, 2008, Dr. Lange met with Dr. Doi at the Company’s headquarters to discuss the First Unsolicited $16.00 Proposal. Dr. Lange made clear that the Company’s Board of Directors found the offer to be inadequate. Dr. Doi insisted that in his view the First Unsolicited $16.00 Proposal was in the best interests of the Company’s stockholders and reiterated Astellas’ interest in acquiring the Company. Dr. Lange attempted to renew negotiations with Astellas regarding other transactions that he believed would better serve the interests of the Company’s stockholders, such as a strategic collaboration arrangement involving rights to Lexiscan® and Ranexa in Japan. Dr. Doi stated that Astellas was not interested in such a collaboration transaction.

On December 16, 2008, Mr. Lee met with Dr. Doi to discuss the First Unsolicited $16.00 Proposal. Mr. Lee stated that the Company’s Board of Directors rejected the proposal because it believed that the proposal under-valued the Company. He also stated that the proposal would be discussed again at an upcoming board meeting in light of the discussions with Astellas since the date of the First Unsolicited $16.00 Proposal.

On December 17, 2008, the Board of Directors met again to receive an update on discussions since the date of the First Unsolicited $16.00 Proposal. The Board of Directors determined that nothing had occurred to cause the Board of Directors to change its determination to reject the First Unsolicited $16.00 Proposal as not in the best interests of the Company and its stockholders.

In a telephone conversation that took place on December 18, 2008, Mr. Lee summarized for Dr. Doi the discussions that took place at the Company’s board meeting regarding the proposal. Mr. Lee reported that the Company’s Board of Directors continued to believe that Astellas’ proposal was inadequate. Mr. Lee suggested that there might be other transactions between Astellas and the Company that might be of interest to the Company, such as licensing Astellas’ rights to Ranexa in Japan, as discussed previously.

On January 13, 2009, Dr. Lange met with Dr. Doi in San Francisco, California. Drs. Doi and Lange again discussed the First Unsolicited $16.00 Proposal, and Dr. Lange reiterated that the Company’s Board of Directors was not interested in entering into an acquisition transaction with Astellas based on the First Unsolicited $16.00 Proposal. Dr. Doi indicated that Astellas was not inclined to engage in a hostile transaction, and asked Dr. Lange to advise Astellas if the Company received a preemptive offer from a third party.

On the morning of January 27, 2009, Astellas issued a press release in which it made public a letter separately sent by Mr. Nogimori that day to Dr. Lange and the Board of Directors, in which Mr. Nogimori asked the Company to reconsider the First Unsolicited $16.00 Proposal (the “Second Unsolicited $16.00 Proposal”) and publicly expressed disappointment in the Company’s rejection of the First Unsolicited $16.00 Proposal. Mr. Nogimori acknowledged that Astellas had built a productive partnership with the Company around Lexiscan® over several years and had watched the Company grow, but stated Astellas’ belief that the Company would not be able to deliver the full value of Ranexa due to the Company’s limited commercial presence and the difficult macro environment. Despite the numerous discussions and meetings between representatives of the Company and Astellas since the Company’s receipt of the First Unsolicited $16.00 Proposal, the letter also accused the Company of refusing to engage in substantive discussions regarding the First Unsolicited $16.00 Proposal. The letter stated that the Second Unsolicited $16.00 Proposal remained subject to due diligence, execution of definitive agreements and the satisfaction of customary conditions to be set forth in those agreements. Unlike the First Unsolicited $16.00 Proposal, the Second Unsolicited $16.00 Proposal did not reference the 2005 Astellas Confidentiality Agreement or the 2006 Astellas Confidentiality Agreement or admonish the Company not to disclose its existence or contents to any third party (and, in fact, Astellas made it public). The text of the letter setting forth the Second Unsolicited $16.00 Proposal is included as Exhibit (e)(10) to this Schedule 14D-9.

On January 27, 2009 and January 28, 2009, the Board of Directors met with management and its legal and financial advisors to discuss the First Unsolicited $16.00 Proposal. At the meeting, the Board of Directors determined to again review the Astellas offer in light of the Second Unsolicited $16.00 Proposal. The Board of Directors discussed the renewed evaluation and analysis that would be required to assist it in its second review of the Astellas proposal and asked its advisors to prepare such analysis. Latham reviewed with the Board of Directors the fiduciary duties and legal responsibilities of the Board of Directors previously outlined at its November 17 and 18, 2008 meetings.

On January 28, 2009, the Board of Directors issued a press release stating that although the Board of Directors, after careful deliberation with its financial and legal advisors, had concluded that the First Unsolicited $16.00 Proposal was not in the best interests of its stockholders, because Astellas, by its announcement of the Second Unsolicited $16.00 Proposal, sought to revive its previously rejected proposal, the Board of Directors would again review the Astellas proposal in the context of the Company’s strategic plans and long-term interests of its stockholders.

On January 30, 2009, Goldman, Sachs & Co. (“Goldman Sachs”), as an additional financial advisor, together with Barclays Capital, began assisting the Board of Directors in evaluating the Second Unsolicited $16.00 Proposal and potential strategic alternatives.

Throughout the first half of February 2009, at the direction of the Board of Directors, members of the Company’s management met regularly by telephone and in person with representatives of Barclays Capital, Goldman Sachs, Latham and the Company’s other advisors to consider and discuss the Second Unsolicited $16.00 Proposal in preparation for the Board of Directors’ renewed review of the Astellas proposal. During this time, representatives of the Company and its financial advisors, at the direction of the Board of Directors, also began to hold various confidential preliminary and exploratory discussions with potential interested parties regarding potential strategic alternatives for the Company.

On February 19, 2009, the Board of Directors met with management and the Company’s financial and legal advisors to consider the Second Unsolicited $16.00 Proposal. At that meeting, the Board of Directors reviewed the Company’s stand-alone strategic plan, the outlook for the Company on a stand-alone basis, future product releases, and the exploration of other strategic alternatives for the Company. Representatives of Barclays Capital and Goldman Sachs discussed the financial aspects of the Second Unsolicited $16.00 Proposal in detail with the Board of Directors. The Board of Directors also considered the volatile financial markets, the state of the economy, the future prospects of the Company and the conditional nature of the Second Unsolicited $16.00 Proposal. Representatives of Latham again reviewed the legal and fiduciary obligations of the Board of Directors. After further discussion and consideration of the Second Unsolicited $16.00 Proposal, the Board of Directors again concluded that the Astellas proposal significantly undervalued the Company and was not in the best interests of the Company and its stockholders.

On the morning of February 20, 2009, Dr. Lange sent a letter to Mr. Nogimori and issued the following press release, including the contents of that letter:

CV Therapeutics’ Board of Directors Rejects Astellas Unsolicited Proposal

PALO ALTO, Calif., February 20, 2009 – CV Therapeutics, Inc. (Nasdaq: CVTX) today announced that its board of directors has thoroughly reviewed and rejected the previously announced unsolicited proposal from Astellas Pharma Inc. to acquire CV Therapeutics at a price of $16.00 per share.

After careful consideration of the proposal with its independent financial and legal advisors, the CV Therapeutics board concluded that the Astellas proposal significantly undervalues the company and is not in the best interests of CV Therapeutics and its stockholders. The board had previously rejected the same proposal on November 21, 2008, when Astellas approached the company privately.

“CV Therapeutics has a strategic plan in place which we believe will enhance shareholder value. Moreover, we have always been, and remain, receptive to opportunities to further enhance shareholder value. Executing on our strategic plan enabled us to achieve outstanding results in 2008, with multiple regulatory approvals, record revenues and two exceptional strategic transactions. This strong record of product approvals, which exceeds that of many pharma companies over the last several years, has allowed the company to establish a solid cash position. The full promotional launch of the improved U.S. Ranexa labeling is just beginning, the introduction of Ranexa in Europe is imminent, and Lexiscan® is showing real growth in the marketplace. Accordingly, we expect 2009 to be another outstanding year, highlighted by increasing revenues and pipeline advancement, for example with CVT-3619,” said Louis G. Lange, chairman and chief executive officer of CV Therapeutics.

Following is the text of the letter being sent by CV Therapeutics today to Masafumi Nogimori, president and chief executive officer of Astellas Pharma:

Dear Mr. Nogimori:

The CV Therapeutics board of directors is committed to enhancing value for our stockholders. The board, with the assistance of its financial and legal advisors, has carefully considered your proposal to acquire our company in the context of our strategic plans and the best interests of our stockholders. We concluded that your proposal significantly undervalues CV Therapeutics and its potential growth opportunities and we decline to accept it.

CV Therapeutics has a strategic plan in place which we believe will enhance shareholder value. Moreover, as we stated in our press release, we have always been, and remain, receptive to opportunities to further enhance shareholder value.

Sincerely,

Dr. Louis Lange

Chairman and Chief Executive Officer

As previously announced, CV Therapeutics received a letter dated November 13, 2008 from Astellas setting forth an unsolicited proposal by Astellas to acquire the company at a price of $16.00 per share, subject to due diligence, Astellas board approval and other conditions. On November 21, 2008, after careful deliberation, with the assistance of its financial and legal advisors, the CV Therapeutics board of directors concluded that the Astellas proposal was not in the best interests of CV Therapeutics and its stockholders. Dr. Louis Lange, chairman and chief executive officer of CV Therapeutics, sent a letter dated November 21, 2008 to that effect to Astellas on behalf of the board of directors of CV Therapeutics.

Barclays Capital and Goldman Sachs are serving as financial advisors, and Latham & Watkins LLP is serving as legal counsel, to CV Therapeutics.

On February 23, 2009, Astellas issued a press release stating that it was disappointed with the Company’s rejection of the Second Unsolicited $16.00 Proposal. The press release also stated that while Astellas desired to work with the Company to negotiate a mutually agreeable transaction, it was considering all options available to move forward with its Second Unsolicited $16.00 Proposal.

On the morning of February 27, 2009, Astellas commenced the Astellas Offer at the same price per Share as the First Unsolicited $16.00 Proposal and the Second Unsolicited $16.00 Proposal.

On February 27, 2009, Astellas commenced an action in the Delaware Court of Chancery against the Company and its current directors seeking: (i) declaratory and injunctive relief to prevent application of the Rights Agreement (as defined in Item 8 (“Additional Information – Rights Agreement”) below) to preclude the Company’s stockholders from tendering their Shares pursuant to the Astellas Offer and/or from exchanging information, attending meetings or conducting discussions regarding the Astellas Offer, (ii) a declaration that the Company’s Board of Directors breached its fiduciary duties by approving the recent amendments to the Rights Agreement (as defined in Item 8 (“Additional Information – Rights Agreement”) below) and (iii) a declaration that the Astellas Offer has not violated and will not violate the Astellas Standstill. The Company believes that the claim lacks merit and intends to vigorously defend such actions. See Item 8 (“Additional Information – Litigation and Proxy Solicitation”).

On March 3, 2009, as part of ongoing exploratory conversations and negotiations regarding potential strategic alternatives, the Company received a written expression of interest from Gilead to acquire all of the outstanding Shares at a price per Share in cash in excess of the Astellas Offer Price, subject to completion of due diligence, final Gilead board approval and execution of definitive documentation on or prior to March 11, 2009. On March 4, 2009, the Board of Directors met to discuss the Gilead expression of interest and directed management to continue negotiations with Gilead.

On March 6, 2009, Astellas issued a press release stating its intention to nominate two directors for election to the Company’s Board of Directors and submit a stockholder proposal to remove the remaining four directors at the 2009 Annual Meeting of Shareholders. Later that day, representatives of Lazard contacted the Company’s financial advisors to informally inquire about the Astellas Offer. The Company’s financial advisors noted the press release issued that day, and informed Lazard that the Company was not interested in discussing the Astellas Offer at the Astellas Offer Price at that time. Lazard informally indicated that Astellas might be somewhat flexible, with respect to the Astellas Offer Price, subject to due diligence, but did not propose anything more specific.

On March 9, 2009, as part of the discussions and negotiations with Gilead, the Company received an updated written expression of interest from Gilead to acquire all of the outstanding Shares at a price per Share in cash in excess of the Astellas Offer Price and in an amount greater than the price previously proposed by Gilead. This expression of interest was expressly conditioned, among other things, on execution of mutually acceptable definitive documentation prior to the filing of this Schedule 14D-9.

Also on March 9, 2009, representatives of Lazard again contacted the Company’s financial advisors to informally discuss the Astellas Offer. Without indicating the specific terms or the proposed price of the expression of interest, the Company’s representatives indicated that the Company had received an expression of interest in excess of the Astellas Offer Price. Although the representatives of Lazard indicated that Astellas might be willing to increase the Astellas Offer Price, they did not indicate that Astellas was willing to increase the Astellas Offer Price to an amount that would be sufficient to compete with the price proposed in the expression of interest from Gilead.

On March 10, 2009, the Board of Directors met with management and the Company’s financial and legal advisors to, among other things, review the Astellas Offer. The Board of Directors reviewed and discussed the Company’s strategic plan, future product releases, and the exploration of other strategic alternatives for the Company, including the results of the negotiations relating to the March 9, 2009 expression of interest from Gilead and a review of the discussions with Lazard. Representatives of Latham again reviewed the legal and fiduciary obligations of the Board of Directors.

On March 11, 2009, at the direction of the Board of Directors, representatives of the Company discussed the March 9, 2009 Gilead expression of interest with representatives of Gilead. In connection with these discussions, Gilead increased the price it was willing to offer to stockholders of the Company to an amount equal to the Gilead Offer Price.

In addition, on March 11, 2009, representatives of Lazard again spoke with representatives of the Company’s financial advisors. In the course of this discussion, the representatives of Lazard indicated that Astellas would not be willing to increase the Astellas Offer Price beyond the price that was previously communicated on March 9, 2009, which was not an amount sufficient to compete with the price proposed in the expression of interest from Gilead.

Also on March 11, 2009, the Board of Directors met again with its management team and the Company’s financial and legal advisors to, among other things, review the Astellas Offer. The Board of Directors reviewed with its advisors the legal and other terms and conditions of the Astellas Offer, and the functioning of the Rights Agreement (see Item 8 (“Additional Information – Rights Agreement”)) and the Astellas Standstill. The representatives of the Company’s financial advisors also updated the Board of Directors on their conversation with representatives of Lazard earlier in the day. Barclays Capital and Goldman Sachs reviewed with the Board of Directors their respective presentations as to the financial aspects of the Astellas Offer and the Astellas Offer Price and delivered to the Board of Directors their respective oral opinions as to the inadequacy of the Astellas Offer Price, from a financial point of view, to the Company’s stockholders (other than Purchaser and any of its affiliates), which oral opinions were subsequently confirmed in writing. Representatives of Latham again reviewed the legal and fiduciary obligations of the Board of Directors. The Board of Directors determined that the Astellas Offer was not in the best interests of the Company and its stockholders and determined to recommend that stockholders reject the Astellas Offer for the reasons described below under “Reasons for the Board’s Recommendation.” In addition, the Board of Directors determined to delay the Distribution Date under the Rights Agreement until such later time as the Board of Directors may determine that the Distribution Date (as described in Item 8 (“Additional Information – Rights Agreement”)) should occur with respect to the Astellas Offer.

After review and discussion, the Board of Directors also approved the filing of this Schedule 14D-9 with the SEC and mailing of the Schedule 14D-9 to the Company’s stockholders.

Reasons for the Board of Directors’ Recommendation.

The Astellas Offer is based on the same economic terms as the unsolicited proposal submitted by Astellas to the Company on November 13, 2008, and then again on January 27, 2009. Additional terms and conditions of the Astellas proposal are included in the Astellas Offer. The Board of Directors has conducted a thorough review and consideration of the Astellas Offer after consultation with members of management and the Company’s advisors. After considering its fiduciary duties under applicable law, the Board of Directors has determined that the Astellas Offer undervalues the Company and is not in the best interests of the Company or its stockholders. Accordingly, the Board of Directors recommends that the Company’s stockholders reject the Astellas Offer and not tender their Shares pursuant to the Astellas Offer.

The Board of Directors considered and discussed with its advisors, and with the Company’s management, as appropriate, among other factors, the Gilead Tender Offer detailed assessments of valuation of the Company, the future potential upsides and risk in the Company’s prospects, and the timing, terms and conditions outlined in the Astellas Offer. Following such consideration and discussion, the Board of Directors made its determination for numerous reasons, including the following:

The Gilead Tender Offer Provides Greater Value to Stockholders than the Astellas Offer.

The Board of Directors considered the fact that the Company received expressions of interest in pursuing alternative transactions with the Company from other parties, including expressions of interest offering consideration to the Company’s stockholders in excess of the Astellas Offer Price. On March 12, 2009, Gilead Merger Sub and the Company entered into the Gilead Merger Agreement. Pursuant to the terms of the Gilead Merger Agreement, Gilead Merger Sub has agreed to commence the Gilead Tender Offer to purchase all of the outstanding Shares at a price per Share net to the holder in cash equal to the Gilead Offer Price. Following successful completion of the Gilead Tender Offer, in which at least a majority of the Company’s outstanding Shares (as adjusted) are acquired, Gilead Merger Sub would be merged with and into the Company and all Shares (subject to limited exceptions described in the Gilead Merger Agreement) not purchased in the Gilead Tender Offer would be converted into the right to receive the Gilead Offer Price (without interest and subject to applicable withholding taxes). The Board of Directors considered the fact that the Gilead Offer Price provides greater cash consideration to the Company’s stockholders than the Astellas Offer Price and concluded that the Astellas Offer Price is inadequate. See Item 7 (“Purposes of the Transaction and Plans or Proposals”).

The Astellas Offer Price is Inadequate and Undervalues the Company.

The Board of Directors believes the Astellas Offer Price is inadequate and undervalues the Company. The Board of Directors bases this belief on its familiarity with, and its review with management and the Company’s financial advisors of, the Company’s products and operations, particularly its research and development activities and its future prospects and projected financial performance and condition. In connection with its review, the Board of Directors considered the following factors:

•

Commercial Potential of Ranexa:    In January 2006, Ranexa was approved by the FDA for the treatment of chronic angina for patients who had not achieved an adequate response with other angina medications. Despite this restrictive labeling, Ranexa sales have grown to over approximately $109.3 million in 2008, representing an annual growth rate of approximately 64% as measured against the 2007 net Ranexa sales. In November 2008, the FDA significantly expanded the labeling for Ranexa, approving it for first-line use for chronic angina and adding additional claims for reduction of ventricular arrhythmias, bradycardia, new atrial fibrillation and hemoglobin A1c. This new labeling expanded the on-label population of angina patients to include a vast majority of the 9.1 million patients with chronic angina in the United States. Although the Company’s commercial team is still in the early stages of re-launching Ranexa, new prescriptions for Ranexa have increased by approximately 21%, since the labeling expansion in November 2008. The clinical data from Ranexa supports management’s belief in the potential for Ranexa to be developed in several additional indications with substantial populations, including atrial fibrillation (“AF”), post-operative atrial fibrillation (“POAF”), chronic heart failure, diabetes and neuropathic pain. The Company has had several recent conversations with the FDA to inform the design of clinical trials to support potential approval of Ranexa for AF and POAF and the Company plans to shortly initiate clinical trials in both AF and POAF to evaluate the potential of Ranexa in these settings. Outside the United States, the Company entered into a commercial agreement in September 2008 with Menarini International Operations Luxembourg SA (“Menarini”) for the commercialization of Ranexa in Europe, the Commonwealth of Independent States and select countries of Central and South America. Menarini recently launched the product in the United Kingdom and Germany and other major market European launches are planned throughout 2009 and 2010. As a result, the Company believes that Ranexa is only in the early stages of realizing its European commercial potential. Finally, the Company retains rights to Ranexa outside of the licensed Menarini territories, including in several significant markets, such as Japan, which represent additional commercial value that has not yet been realized. For these reasons, the Board of Directors believes the Astellas Offer Price does not adequately take into account the full commercial potential of Ranexa.

•

Lexiscan® (Regadenoson) is an Important Additional Source of Value:    In 2008, the FDA approved Lexiscan® (regadenoson) for use as a pharmacologic stress agent in radionuclide myocardial perfusion imaging, or MPI, a test that detects and characterizes coronary artery disease in patients unable to undergo adequate exercise stress. Lexiscan® is marketed pursuant to the Astellas Collaboration Agreement, under which Astellas has commercial rights for the product in the United States and pays the Company a substantial royalty on sales. The Company anticipates Lexiscan® should expand the overall market for pharmacologic stress imaging agents in the United States and could capture a significant portion of the market, ultimately achieving more than $500 million in total worldwide sales. The Company believes this view was validated through a recent transaction in which an affiliate of TPG-Axon Capital paid the Company $185 million in exchange for rights to 50% of the Company’s royalty on North American sales of Lexiscan® by Astellas. In addition, the Company retains the rights to regadenoson (the Lexiscan® molecule) outside of North America and plans to submit a marketing authorization application for regadenoson to the European Medicines Agency (“EMEA”) for the European Union in 2009. For these reasons, the Board of Directors believes the Astellas Offer Price does not adequately take into account the current or potential future value of regadenoson.

•

Value of the Additional Product Pipeline:    Beyond the value of Ranexa and Lexiscan®, the Board of Directors believes there is significant value associated with the Company’s pipeline products and ongoing research and development efforts. In addition to tecadenoson and Adentri, which are in late- stage clinical development, the Company also recently completed a Phase 1 clinical trial of CVT-3619, a novel oral compound for potential treatment of cardiometabolic diseases, in which CVT-3619 was well tolerated with no serious adverse events and was associated with a reduction in free fatty acids, or FFA. Elevated FFA levels cause insulin resistance and have emerged as a major link between obesity, metabolic syndrome and atherosclerotic vascular disease. If further clinical studies confirm these

Phase 1 observations, CVT-3619 has the potential to be approved as first in class pharmacological approach to normalize increased FFA levels and address some of the significant downstream clinical consequences. The Company’s CVT-6883 product is a selective A2B adenosine agonist representing a novel potential approach to treating cardiopulmonary disease. CVT-6883 has successfully completed two Phase 1 clinical trials. Both CVT-3619 and CVT-6883 have been the subject of potential partnership discussions with other parties and could offer additional near-term value to the Company. In addition, the Company’s research and development team is working on several ongoing preclinical research programs, including the development of molecules to treat coronary artery disease, atherosclerosis, alcohol addiction and chemical dependence. As a result, the Board of Directors believes the Astellas Offer Price fails to adequately value the Company’s pipeline of clinical-stage products in addition to a research and development platform capable of identifying promising future product candidates.

•

Financial Assets:    The Board of Directors believes the Astellas Offer Price fails to adequately take into account the value of the Company’s approximate $1.66 billion in net operating loss carryforwards and approximate $18 million in federal and California research and development tax credits, a portion of which could be immediately applied to create value for Astellas and portions of which can be carried forward well into the next several years and beyond. The Board of Directors considered these financial assets and believes the Astellas Offer Price fails to adequately take their value into account.

The Astellas Offer Price Does Not Reflect the Potential Value of the Company to Astellas, nor does it Reflect the Importance of the Transaction to Astellas.

The Board of Directors believes that there are substantial benefits to be realized by Astellas if it were to acquire full ownership of the Company, which are not reflected in the Astellas Offer Price. The Board of Directors considered the following factors in this regard:

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Ranexa has the ability to transform Astellas’ cardiovascular franchise:    Ranexa would be a significant addition to Astellas’ existing cardiovascular franchise with the potential to achieve sales meaningfully above any of the current products.

•

The Company believes Lexiscan® has “best-in-class” characteristics and the potential to significantly outperform current products, including Adenoscan:    Although Astellas has exclusive North American rights to Lexiscan®, the Company owns the rights to the Lexiscan® molecule outside of North America and is free to develop, license and commercialize the Lexiscan® molecule independent of Astellas outside of North America. As a result, the Company believes Lexiscan® has meaningful value to Astellas from a competitive perspective.

•

Consolidation of the royalty on Lexiscan® for North American sales has significant value to Astellas: Astellas is responsible for all development, manufacture and commercialization of Lexiscan® in North America and is obligated to pay the Company a substantial royalty on all sales of Lexiscan®. Those royalties owed to the Company would be unnecessary if the Astellas Offer and Merger were effected.

The Company’s Strategic Plan Will Generate Greater Value for its Stockholders than Astellas’ Offer.

The Board of Directors believes that the Company’s strategic plan, including its research, development and commercialization opportunities, when achieved, would provide greater value to stockholders than the Astellas Offer Price. Executing on the Company’s strategic plan has enabled the Company to achieve extremely positive results in 2008, with multiple regulatory approvals, record revenues and two exceptional outside transactions.

•

Multiple Regulatory Approvals:    The Company has obtained multiple regulatory approvals for its products since 2006 including initial approval for Ranexa in the United States by the FDA in January 2006 with subsequent approval for new labeling of Ranexa in the United States in November 2008. In addition, the Company obtained FDA approval for Lexiscan® in May 2008 and in July 2008, Ranexa was approved for use in the European Union by the EMEA.

•	Record Revenues: In 2008, the Company’s revenues were $154.5 million, representing an increase of 87% from $82.8 million in 2007.

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Value Enhancing Strategic Transactions:    The Board of Directors believes that the Company’s intrinsic growth is supported by strong partnerships with companies including Astellas, Menarini, Roche Palo Alto LLC, TPG-Axon Capital, Medlogics Device Corporation and Biogen Idec Inc. These partnerships not only validate the attractiveness of the Company’s products and programs but also provide substantial non-dilutive cash and help drive the Company’s growth strategy. In 2008 alone, the Company raised $255 million of non-dilutive cash via transactions with Menarini and TPG-Axon Capital. The Company has the potential to receive up to $315 million in additional payments and investments from Menarini in the form of commercial and development milestones and promotional and detailing commitments linked to sales levels and the approval of Ranexa in Europe for certain additional indications if they are jointly developed.

These recent achievements have helped provide the Company with a strong foundation for the successful execution of the Company’s strategic plan, which includes:

•	continued growth of Ranexa sales in the United States and realization of the benefits of the expanded label;

•	commercialization of Ranexa outside of the United States and related royalty and milestone payments;

•	progress towards approvals of additional Ranexa indications in the United States and the European Union;

•	continued gain in worldwide market share and sales growth for Lexiscan®;

•	continued development of the Company’s product pipeline by leveraging its successful research and development organization; and

•	execution of strategic and financial transactions to enhance value to stockholders.

The Board of Directors reviewed the Company’s strategic plan and believes that it would provide greater value to stockholders than the Astellas Offer.

The Highly Conditional Nature of the Astellas Offer Creates Significant Uncertainty and Risk.

The Board of Directors considered the fact that the Astellas Offer is subject to numerous and subjective conditions. Many of these conditions are completely within the control and discretion of Astellas. The effect of these conditions is that the Company’s stockholders cannot be assured that Astellas would consummate the Astellas Offer even if the Board of Directors approved the Astellas Offer and the Company satisfied all the conditions within its control. Astellas’ proposed offer, is subject to the satisfaction of each of the following conditions, in addition to several other conditions listed in its tender offer:

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Market MAC – There has not been (a) any general suspension in trading in securities on any national securities exchange, (b) any decline in the Dow Jones Industrial Average, S&P or Nasdaq by an amount in excess of 15% measured from the date of the commencement of the Astellas Offer, (c) any change in the general political, market or economic conditions in the United States or abroad that, in Astellas’ reasonable judgment, could have a material adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of the Company, or in the trading or value of the Shares, (d) a material adverse change in the market price of the Shares or in United States securities or financial markets or (e) any event that in the reasonable judgment of Astellas may adversely affect the extension of credit by financial institutions.

•

Business MAC – There has not been any event, condition, circumstance, change or effect that, in Astellas’ reasonable judgment, is or may be materially adverse with respect to the (a) value of the Company, its subsidiaries or its Shares to Astellas or (b) business, assets, condition (financial or otherwise), results of operations or prospects of the Company.

•

Impairment of Contracts – Astellas has not become aware of, as a result of the Astellas Offer or the consummation of the Merger, (a) any material contractual right of the Company that will be adversely affected or (b) any covenant, term or condition in any contract or license, that in Astellas’ reasonable judgment, has or may have material adverse significance with respect to the Company or the value of the Shares to Astellas.

•	Competing Transactions – There have not been certain dividend, recapitalization, tender offer business combination, “lock-up” or similar transactions.

•

The Standstill Condition – The Company’s Board of Directors shall have waived, rescinded or amended the Astellas Standstill, or Astellas is not otherwise satisfied in its reasonable judgment that the Astellas Standstill is inapplicable in the context of the Astellas Offer.

•

The Rights Condition – The Company’s Board of Directors shall have redeemed the Rights, or Astellas shall be satisfied in its reasonable discretion, that the Rights under the Rights Agreement have been invalidated or are otherwise inapplicable to the Astellas Offer and the proposed Merger. See Item 8 (“Additional Information – Rights Agreement”).

The Board of Directors considered these conditions and noted that the satisfaction of many of them are contingent on the judgment, interpretation or discretion of Astellas.

The Company’s Board of Directors Has Received Separate Opinions from the Company’s Independent Financial Advisors as to the Inadequacy, From a Financial Point of View and as of the Date of Such Opinion, of the Astellas Offer to the Holders of the Shares (other than Purchaser and any of its Affiliates).

The Board of Directors considered the fact that Barclays Capital and Goldman Sachs each rendered its separate opinion to the Board of Directors, each subsequently confirmed in writing, that, as of March 11, 2009, and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration proposed to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Astellas Offer was inadequate, from a financial point of view, to such holders. The full text of the respective written opinions of each of Barclays Capital and Goldman Sachs, each dated March 11, 2009, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes A and B, respectively. Barclays Capital and Goldman Sachs provided their respective opinions for the information and assistance of the Board of Directors in connection with its consideration of the Astellas Offer. The opinions of Barclays Capital and Goldman Sachs are not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Astellas Offer or any other matter.

The foregoing discussion of the Board of Directors’ reasons for its recommendation to reject the Astellas Offer is not intended to be exhaustive, but addresses all of the material information and factors considered by the Board of Directors in its consideration of the Astellas Offer. The Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender any Shares held of record or beneficially owned by them.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained Barclays Capital and Goldman Sachs to act as the Company’s financial advisors in connection with the Astellas Offer and related matters. The Company has agreed to pay each of Barclays Capital and Goldman Sachs a customary fee for financial advisor services, portions of which becomes payable upon their respective engagements or will become payable during the course of their respective engagements and a significant portion of which is contingent upon the consummation of a change of control of the Company, including a consummation of the Astellas Offer. The Company has also agreed to reimburse Barclays Capital and Goldman Sachs for all reasonable expenses incurred by them, including fees and expenses of legal counsel, and to indemnify Barclays Capital and Goldman Sachs against liabilities, including liabilities under the federal securities laws, arising out of such engagements.

The Company has also hired MacKenzie to assist it in connection with the Company’s communications with its stockholders with respect to the Astellas Offer. The Company has agreed to pay customary compensation to MacKenzie for such services. In addition, the Company has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Astellas Offer. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Astellas Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days except for the following transactions:

•

On February 25, 2009, Dr. Lange acquired 50,000 Shares at a price per Share of $0.00 upon the vesting of restricted stock units, of which 22,270 Shares were withheld by the Company at a price per Share of $15.58 to satisfy tax withholding obligations.

•

On February 25, 2009, each of Mr. Spiegelman, Dr. Blackburn, Mr. Stuart and Ms. Suvari acquired 12,499 Shares at a price per Share of $0.00 upon the vesting of restricted stock units, in each case, of which 4,317 were withheld by the Company at a price per Share of $15.58 to satisfy tax withholding obligations.

•

On February 25, 2009, the Company issued 98,215 Shares at a price per Share of $0.00 to employees of the Company upon the vesting of restricted stock units. On such date, the Company withheld 59,816 Shares from vested restricted stock units at a price per Share of $15.58 to satisfy tax withholding obligations.

•	On February 6, 2009, Dr. Blackburn sold 1,500 Shares at $15.50 per Share as part of the Rule 10b5-1 trading plan adopted by Dr. Blackburn on November 15, 2007 and amended December 10, 2008.

•

On January 15, 2009, Dr. Lange acquired 1,087 Shares at a price per Share of $0.00 upon the vesting and automatic exercise of stock appreciation rights, of which 286 Shares were withheld by the Company at a price per Share of $9.33 to satisfy tax withholding obligations.

•	On January 15, 2009, the Company issued 801 Shares to Dr. Lange upon the vesting and automatic exercise of stock appreciation rights.

Item 7.	Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 (“The Solicitation or Recommendation”) above, the Board of Directors has determined that the Astellas Offer undervalues the Company and is not in the best interests of the Company or its stockholders. Accordingly, the Board of Directors recommends that the Company’s stockholders reject the Astellas Offer and not tender their Shares pursuant to the Astellas Offer. Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company has not reached an agreement in principle or signed an agreement in connection with the Astellas Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

On March 12, 2009, Gilead, Gilead Merger Sub and the Company entered into the Gilead Merger Agreement. Pursuant to the terms of the Gilead Merger Agreement, Gilead Merger Sub has agreed to commence the Gilead Tender Offer to purchase all of the outstanding Shares at a price per Share net to the holder in cash equal to the Gilead Offer Price. Following successful completion of the Gilead Tender Offer, in which at least a majority of the Company’s outstanding Shares (as adjusted) are acquired, Gilead Merger Sub would be merged with and into the Company and all Shares (appraisal rights) not purchased in the Gilead Tender Offer would be converted into the right to receive the same price paid in the Gilead Tender Offer (without interest and subject to applicable withholding taxes).

The Gilead Tender Offer has not yet commenced. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Company’s stockholders are urged to read the relevant Gilead Tender Offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their Shares. Pursuant to the Gilead Merger Agreement, at the time the Gilead Tender Offer is commenced, Gilead will file tender offer materials with the SEC and the Company will file a Solicitation/Recommendation Statement with respect to the Gilead Tender Offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and certain other offer documents) and the Company’s solicitation/recommendation statement relating to the Gilead Tender Offer will contain important information, which should be read carefully before any decision is made with respect to the Gilead Tender Offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the Company’s solicitation/recommendation statement with respect to the Gilead Tender Offer, will be made available to all stockholders of the Company at no expense to them. These materials will be made available for free at the SEC’s web site at www.sec.gov. Free copies of the Gilead Tender Offer offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, and free copies of the Company’s solicitation/recommendation statement relating to the Gilead Tender Offer will be made available by the Company by contacting Mackenzie Partners, Inc. at (800) 322-2885 toll free or (212) 929-5500 collect.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Astellas Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Delaware Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to DGCL Section 203. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2 /3% of the outstanding voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

It is a condition to the Astellas Offer that Astellas is satisfied in its reasonable discretion that the provisions of DGCL Section 203 do not apply to the Astellas Offer.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Astellas Offer. However, if a merger of the Company is consummated, stockholders who have neither voted in favor of the merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Astellas Offer and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Astellas Offer or the consideration paid in such a merger. Moreover, Astellas could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Astellas Offer. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Astellas Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share paid in the Astellas Offer.

Litigation and Proxy Solicitation.

On February 27, 2009, Astellas US filed a lawsuit in the Delaware Chancery Court against the Company and Santo J. Costa, Joseph M. Davie, Thomas L. Gutshall, Louis G. Lange, Kenneth B. Lee, Jr. and Thomas E. Shenck, each of whom are members of the Company’s Board of Directors. Astellas US is seeking (i) declaratory and injunctive relief to preclude the Company’s stockholders from tendering their Shares pursuant to the Astellas Offer and/or from exchanging information, attending meetings or conducting discussions regarding the Astellas Offer, (ii) a declaration that the Company’s Board of Directors breached its fiduciary duties by approving the recent amendments to the Company’s stockholder rights plan and (iii) a declaration that the Astellas Offer has not and will not violate the Astellas Standstill. The Company believes that the claim lacks merit and intends to vigorously defend such action.

On March 6, 2009, Astellas issued a press release announcing that it intends to nominate two directors for election to the Board of Directors and submit a stockholder proposal to remove the remaining four directors at the 2009 Annual Meeting of Shareholders.

Contractual Change of Control Provisions.

In the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company describes its material contracts. Some of these contracts contain change in control provisions that would allow the Company’s counterparty to terminate the contract in the event of a change of control of the Company, such as the successful completion of the Astellas Offer.

As also described in Item 4 (“The Solicitation or Recommendation”) above, the Company has approximately $292.2 million in long-term convertible debt. The holders of the Company’s 2% Senior Subordinated Convertible Debentures Due 2023, 2 3/4% Senior Subordinated Convertible Notes due 2012 and 3 1/4% Senior Subordinated Convertible Notes due 2013 have a “put right” in the event of a change in control of the Company and can require the Company to repurchase all or a portion of such Debentures and Notes. The Company may elect to repurchase and/or exchange the Debentures or Notes in cash or Shares, subject to certain conditions. In the event that the Company repurchases and/or exchanges the Debentures or Notes in cash, such payment could have a material adverse effect on the Company’s cash position. In the event the Company repurchases and/or exchanges the Debentures or Notes with Shares, the Company’s existing common stockholders will experience immediate dilution. The Astellas Offer is not conditioned on any failure to exercise this right.

Rights Agreement.

The Company has entered into the First Amended and Restated Rights Agreement, dated as of February 19, 2000 and amended on January 28, 2009 and February 19, 2009 (as amended, the “Rights Agreement”), with Wells Fargo Bank Minnesota, N.A. On February 2, 1999, the Board of Directors of the Company declared a dividend, which became effective as of February 23, 1999, of one preferred share purchase right (a “Right”) for each outstanding Share of the Company. The Rights are governed by the Rights Agreement and are currently set to expire on February 1, 2010. The Rights are generally not exercisable until the earlier to occur of (i) a public announcement that a person or a group of affiliated persons or associated persons has acquired “beneficial ownership” (as defined in the Rights Agreement) of 15% or more of the outstanding shares of the Company’s Shares and thus become an “Acquiring Person” for purposes of the Rights Agreement or (ii) ten business days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by an Acquiring Person of 15% or more of the Shares of the Company (the earlier of such dates being called the “Distribution Date”). On March 11, 2009, the Board of Directors determined to delay the Distribution Date under the Rights Agreement until such later time as the Board of Directors may determine that the Distribution should occur with respect to the Astellas Offer.

Following the Distribution Date, each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the “Preferred Shares”) of the Company, at a price of $500.00 per one-hundredth of a Preferred Share, subject to certain antidilution adjustments (the “Purchase Price”), provided that in the event a person or a group of affiliated or associated persons becomes an Acquiring Person, each Right, other than any Rights owned by the Acquiring Person, will entitle the holder to acquire Shares having a market value of two times the Purchase Price. In addition, in the event that the Company is acquired in a merger or other business combination transaction where

50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each Right, other than any Rights owned by the Acquiring Person, will entitle the holder to acquire shares of common stock of the acquiring company having a market value of two times the Purchase Price.

The Rights Agreement is described in further detail in Exhibit 10.80 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2000, and in the Company’s Current Reports on Form 8-K filed on January 30, 2009 and February 20, 2009, and the foregoing description is qualified in its entirety by the descriptions contained in those reports and by reference to the full text of the Rights Agreement, which is filed as Exhibits 10.77, 4.1 and 4.1, respectively, to such reports.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements regarding the Company’s future financial and operating results and other statements regarding the Company’s intentions, beliefs, expectations, plans, prospects or predictions for the future. These forward-looking statements are based on estimates and certain underlying assumptions of the Company and involve risks and uncertainties, and the cautionary statements set forth below and those contained in “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 identify important factors that could cause the Company’s actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to: operating losses and fluctuations in operating results; capital requirements; regulatory review and approval of the Company’s products; the conduct and timing of clinical trials; commercialization of products; market acceptance of products; product labeling; concentrated customer base; reliance on strategic partnerships and collaborations; uncertainties in drug development; uncertainties regarding intellectual property; actions by Astellas, including those that are adverse to the Company’s interests; the outcome of, or developments concerning, the Astellas Offer; other potential commercial or business combination proposals that have or may be received in the future; greater than expected income tax rate; current macro-economic and financial market conditions; and the outcome of any litigation related to the Astellas Offer or any other offer or proposal and the Board of Directors’ recommendation to the stockholders concerning the Astellas Offer or any other offer or proposal. You should be aware that the occurrence of any of these events discussed above, including the “Risk Factors” included under the heading “Item 1A. Risk Factors” of the Form 10-K and elsewhere in this Schedule 14D-9, could substantially harm the Company’s business, results of operations and financial condition and that, if any of these events occurs, the trading price of the Company’s common stock could decline and you could lose all or a part of the value of your Shares of the Company’s common stock and, by its terms, the Astellas Offer could be withdrawn. Other than as required by law, including the Securities Exchange Act of 1934, the Company disclaims and does not undertake any obligation to update or revise any forward-looking statements in this Schedule 14D-9. The Company does not, as a matter of course, make public any projections as to future performance or earnings, other than limited guidance for periods no longer than a year. The strategic plans, forecast or projection data referred to herein (collectively “Projection Data”) were not prepared with a view to public disclosure or compliance with guidelines of the SEC, the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board regarding projections or forecasts. The Company’s independent auditors have not examined the Projection Data or expressed any conclusion or provided any form of assurance with respect to the Projection Data. Given the inherently uncertain nature of forecasting future results, it is expected that there will be differences between actual results and the projections included in the Projection Data, and actual results may be materially greater or less than those contained in the Projection Data. Neither the Company nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Projection Data and, except as required by law, the Company does not intend to update or otherwise revise the Projection Data to reflect changed circumstances or to reflect the occurrence of future events even if underlying assumptions change.

Item 9.	Exhibits.

Exhibit Number	Description
(a)(1)	Press Release issued by the Company on March 12, 2009.

(a)(2)	Letter, dated March 12, 2009, from the Board of Directors to the Company’s stockholders.

(a)(3)	Opinion of Barclays Capital, dated March 11, 2009 (attached as Annex A).

(a)(4)	Opinion of Goldman, Sachs & Co., dated March 11, 2009 (attached as Annex B).

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed April 28, 2008.

(e)(2)	Collaboration and License Agreement, dated as of July 10, 2000, between the Company and Astellas US LLC (successor-in-interest to Fujisawa Healthcare, Inc.) (filed as Exhibit 10.83 to the Company’s Quarterly Report on Form 10-Q for the Third Quarter 2000, and incorporated herein by reference).

(e)(3)	Stock Purchase Agreement, dated as of July 10, 2000, between the Company and Astellas US LLC (successor-in-interest to Fujisawa Healthcare, Inc.) (filed as Exhibit 10.82 to the Company’s Quarterly Report on Form 10-Q for the Third Quarter 2000, and incorporated herein by reference).

(e)(4)	Amended and Restated 2000 Equity Incentive Plan (filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed April 24, 2007, and incorporated herein by reference).

(e)(5)	2004 Employee Commencement Incentive Plan, as amended and restated as of May 31, 2007 (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the Second Quarter 2007, and incorporated herein by reference).

(e)(6)	Amended and Restated Employment Agreement, effective as of December 1, 2007, between the Company and Louis G. Lange, M.D., Ph.D. (filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference).

(e)(7)	Letter from Astellas Pharma Inc. to CV Therapeutics, Inc., dated June 30, 2008.

(e)(8)	Letter from Astellas Pharma Inc. to CV Therapeutics, Inc., dated November 13, 2008.

(e)(9)	Letter from CV Therapeutics, Inc. to Astellas Pharma Inc., dated November 21, 2008.

(e)(10)	Letter from Astellas to CV Therapeutics, Inc., dated January 27, 2009.

(e)(11)	First Amended and Restated Rights Agreement, dated July 19, 2000 between the Company and Wells Fargo Bank Minnesota, N.A. (filed as Exhibit 10.77 to the Company’s Quarterly Report on Form 10-Q for the Second Quarter 2000, and incorporated herein by reference).

(e)(12)	First Amendment dated as of January 28, 2009, to First Amended and Restated Rights Agreement dated as of July 19, 2000 between the Company and Wells Fargo Bank Minnesota, N.A. (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 29, 2009, and incorporated herein by reference).

(e)(13)	Second Amendment dated as of February 19, 2009, to First Amended and Restated Rights Agreement dated July 19, 2000 between the Company and Wells Fargo Bank Minnesota, N.A. (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 20, 2009, and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CV THERAPEUTICS, INC.

By:	/s/ TRICIA BORGA SUVARI
Name:	Tricia Borga Suvari
Title:	Senior Vice President and General Counsel

Dated: March 12, 2009

ANNEX A

745 Seventh Avenue New York, NY 10019 United States

March 11, 2009

Board of Directors

CV Therapeutics, Inc.

3172 Porter Drive

Palo Alto, California, 90304

Members of the Board of Directors:

We understand that Sturgeon Acquisition, Inc. (the “Purchaser”), a direct wholly owned subsidiary of Astellas US Holdings, Inc. (“Astellas US”) and an indirect wholly owned subsidiary of Astellas Pharma, Inc. (“Astellas Pharma” and, together with “Purchaser” and “Astellas US”, “Astellas”), has commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock (the “Shares”) of CV Therapeutics, Inc. (the “Company”) at a purchase price of $16.00 net per share in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), each contained in the Schedule TO filed by Astellas with the Securities and Exchange Commission on February 27, 2009 (the “Schedule TO” and, together with the Offer to Purchase and Letter of Transmittal, the “Offer Documents”).  The terms and conditions of the Offer are set forth in more detail in the Offer Documents.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the holders of the Company’s common stock (other than Astellas) of the Offer Consideration offered to such stockholders by Astellas in the Offer.

In arriving at our opinion, we reviewed and analyzed: (1) the Offer Documents, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company which reflect, among other things, financial projections with respect to the products Ranexa and Lexiscan® (the “Company Projections”), (4) the trading history of the Shares from March 11, 2008 to March 11, 2009, (5) a comparison of the historical results, present financial condition, and projected performance of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Offer with the financial terms of certain other transactions that we deemed relevant, (7) published estimates of independent research analysts with respect to the future financial performance of the Company, and (8) the results of efforts to solicit indications of interest and definitive proposals from third parties with respect to the purchase of all or a part of the Company, including the receipt of indications of interest in pursuing alternative transactions with the Company from other parties, including expressions of interest offering consideration to the Company’s stockholders in excess of the Offer Consideration. In addition, we have had discussions with the management of the Company concerning the businesses, operations, assets, liabilities, financial condition and prospects of the Company and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the Company Projections, upon

Board of Directors

CV Therapeutics, Inc.

March 12, 2009

advice of the Company we have assumed that the Company Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with the Company Projections.  In addition, for purposes of our analysis, we have also considered certain sensitized analyses based on estimates and assumptions of the management of the Company.  We have discussed these sensitized analyses with the management of the Company and the Company has agreed with the appropriateness of the use of such sensitized analyses in performing our analysis.  We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based.  In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company.  Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.  We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter, and we are not expressing any opinion as to the price at which the Shares will trade at any time.  We express no opinion on, and our opinion does not in any manner address, any compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Consideration that has been offered to the stockholders of the Company.  We are not legal, tax, regulatory or accounting advisors, and our opinion does not address any legal, tax, regulatory or accounting matters.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Offer Consideration that has been offered by Astellas pursuant to the Offer is inadequate to the holders of the Company’s common stock (other than Astellas).

We have acted as financial advisor to the Company in connection with the Offer and will receive fees for our services a portion of which are payable upon rendering this opinion and a significant portion of which are contingent upon the consummation of a change of control of the Company, including a consummation of the Offer.  In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us for certain liabilities that may arise out of our engagement.  We have performed various investment banking and financial services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services.  Specifically, in the past two years, we have provided investment banking and financial services for the Company in connection with the Company’s partnership collaboration efforts.  In the ordinary course of our business, we may actively trade in the securities of the Company and Astellas for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Offer.  This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to tender their Shares in connection with the Offer.

BARCLAYS CAPITAL INC.

ANNEX B

PERSONAL AND CONFIDENTIAL

March 11, 2009

Board of Directors

CV Therapeutics, Inc.

3172 Porter Drive

Palo Alto, California 94304

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than Offeror (as defined below) and any of its affiliates) of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CV Therapeutics, Inc. (the “Company”) of the $16.00 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement filed by Sturgeon Acquisition, Inc. (the “Offeror”), a direct wholly owned subsidiary of Astellas US Holding, Inc. and an indirect wholly owned subsidiary of Astellas Pharma Inc. (“Parent”), Astellas US Holding, Inc. and Parent with the Securities and Exchange Commission on February 27, 2009 on Schedule TO (the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Offer, Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that following consummation of the Offer, Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price per Share paid pursuant to the Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Offeror, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Board of Directors of the Company (the “Board of Directors”) in connection with its consideration of the Offer and other matters pursuant to our engagement by the Board of Directors. We expect to receive fees for our services in connection with our engagement, a substantial portion of which is contingent upon consummation of a sale of the Company, including as a result of the Transactions, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking and other financial services to the Company, Offeror, Parent and their respective affiliates in the future, for which we may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 (the “Schedule 14D-9”), in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company (the “Forecasts”), including certain sensitivity analyses to such Forecasts, prepared by its management and approved for our use by the Board of Directors. We also have held discussions with members of the senior

Board of Directors

CV Therapeutics, Inc.

March 11, 2009

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management of the Company and the Board of Directors regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including the sensitivity analyses to the Forecasts. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology and specialty pharmaceuticals industries and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Parent, Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than Offeror and any of its affiliates) pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Offer or the Merger. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Offer or the Merger to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company or Offeror; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Offeror, or class of such persons in connection with the Offer or the Merger, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)